++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT. + +THIS PROSPECTUS SUPPLEMENT AND A BASE PROSPECTUS ARE PART OF AN EFFECTIVE + +REGISTRATION STATEMENT FILED WITH THE SEC. THIS PROSPECTUS SUPPLEMENT AND THE + +BASE PROSPECTUS ARE NOT OFFERS TO SELL THESE SECURITIES OR OUR SOLICITATION + +OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD +
+NOT BE PERMITTED OR LEGAL.                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED JANUARY 5, 1999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PROSPECTUS SUPPLEMENT
JANUARY  , 1999
(TO PROSPECTUS DATED JANUARY 5, 1999)
Filed pursuant to Rule 424(b)(5)
SEC File No. 333-64215

                         TEXAS-NEW MEXICO POWER COMPANY

                                  $175,000,000

                         % SENIOR NOTES DUE JANUARY 2009

--------------------------------------------------------------------------------

    THE COMPANY:                             THE SENIOR NOTES:

    .  We are a public utility engaged in    . Maturity: January   , 2009.
       generating, purchasing, transmitting,
       distributing and selling electricity  .  Interest: interest accrues
       to approximately 226,000 customers       from January  , 1999.
       in Texas and New Mexico.
                                             .  Interest Payments: semi-
    .  Texas-New Mexico Power Company           annually on July and January  ,
       4100 International Plaza                 commencing on July , 1999.
       P.O. Box 2943
       Fort Worth, Texas                     .  Redemption: redeemable at our
       76113 (817) 731-0099                     option, in whole or in part,
                                                at the Make-Whole Price
    PROPOSED TRADING FORMAT:                    set forth on page S-16.

    .  Listing: not listed on any            .  Security: until the Release
       securities exchange or included          Date, the Senior Notes will be
       in any automated quotation               secured by the Senior Note
       system.                                  Mortgage Bonds. On the Release
                                                Date, the Senior Notes will
    THE OFFERING:                               become unsecured general
                                                obligations of the Company, and
    .  Use of Proceeds: to retire               rank on a parity with other
       our 12.5% Secured Debentures             unsecured indebtedness of the
       and reduce amounts currently             Company.
       outstanding under our existing
       bank credit facilities.

    -------------------------------------------------------------------------
                                                          Per
                                                      Senior Note    Total
    -------------------------------------------------------------------------
    Public offering price:                                 %           $
    Underwriting fees:                                     %           $
    Proceeds to Company:                                   %           $
    -------------------------------------------------------------------------

--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus supplement is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------
The Underwriters listed below will purchase the Senior Notes on a firm commitment basis subject to certain conditions.

DONALDSON, LUFKIN & JENRETTE                             WARBURG DILLON READ LLC
      CHASE SECURITIES INC.
              FIRST CHICAGO CAPITAL MARKETS, INC.
                     NATIONSBANC MONTGOMERY SECURITIES LLC
                                                          LEGG MASON WOOD WALKER
                                                               INCORPORATED

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT              PAGE
---------------------              ----
Summary..........................   S-3
Use of Proceeds..................   S-9
Capitalization...................  S-10
Business.........................  S-11
Recent Developments..............  S-13
Description of the Senior Notes..  S-15
Underwriting.....................  S-19
Validity of the Senior Notes.....  S-20
Forward-looking Statements and
 Factors That May Affect Future
 Results.........................  S-21

PROSPECTUS                                                             PAGE
----------                                                             ----
Available Information.................................................   2
Incorporation of Certain Documents by Reference.......................   2
Statement Regarding Forward Looking Information.......................   3
The Company...........................................................   3
Use of Proceeds.......................................................   4
Ratio of Earnings to Fixed Charges....................................   4
Overview of Securities................................................   5
Description of Senior Debt Securities.................................   5
Description of the First Mortgage Bonds...............................  17
Plan of Distribution..................................................  20
Validity of Securities................................................  21
Experts...............................................................  21

                                    SUMMARY

  This summary is qualified by more detailed information appearing in other sections of this Prospectus Supplement and in the Prospectus. The other information is important, so please read this Prospectus Supplement and the Prospectus carefully.

                                  THE COMPANY

  We are a public utility engaged in generating, purchasing, transmitting, distributing and selling electricity to approximately 226,000 customers. We operate in 85 municipalities and adjacent rural areas in three operating regions in Texas and New Mexico. Our largest division, the Gulf Coast Region, includes the area along the Texas Gulf Coast between Houston and Galveston. This division produced 54.3% of total operating revenues in 1997. Our North-Central Region, which extends from Lewisville, Texas to areas in northeast Texas along the Red River and includes areas southwest of the Dallas-Fort Worth metropolitan area, produced 24.8% of total operating revenues in 1997. Our Mountain Region, which includes areas in southwest and south-central New Mexico, produced 18.5% of total operating revenues in 1997. The remaining 2.4% of our revenues in 1997 were generated by our power marketing activities in which we resell electricity to customers outside of our system.

  We own, through wholly-owned subsidiaries, one electric generating facility, TNP One, which is located in Robertson County, Texas. TNP One consists of two 150-megawatt units, each of which uses a lignite-fueled, circulating fluidized bed technology. The two units supply, on an annualized basis, approximately 20% of our energy requirements. We purchase the remaining approximately 80% of our energy requirements through power purchase agreements with varying terms and maturities.

  Our two subsidiaries, Texas Generating Company ("TGC") and Texas Generating Company II ("TGC II"), were organized to assist us in our acquisitions of Unit 1 and Unit 2 of TNP One. We, TGC and TGC II, are all Texas corporations.

  Our operations are subject to regulation by the Public Utility Commission of Texas ("PUCT") and the New Mexico Public Utility Commission ("NMPUC"). Also, some of our activities, such as issuing securities, are subject to the jurisdiction of the Federal Energy Regulatory Commission.

  We are a wholly-owned subsidiary of TNP Enterprises, Inc. ("TNP"), a Texas corporation and an exempt utility holding company. TNP is listed on the New York Stock Exchange under the ticker symbol TNP. Our predecessor was organized in 1925. Our executive offices are located at 4100 International Plaza, P.O. Box 2943, Fort Worth, Texas 76113. Our telephone number is (817) 731-0099.

  There are a number of forces underlying the movement toward increasing competition in the electric utility industry. These include legislative and regulatory changes, technological advances, consumer demands, greater availability of natural gas, and environmental needs. The increasingly competitive environment for energy generation presents opportunities to compete for new customers, as well as the risk of loss of existing customers.

  The most significant effect of competition on us, as well as on other utilities, may be how the question of our ability to recover potential stranded costs is finally resolved. "STRANDED COSTS" are the difference between what it costs us to generate or purchase electricity and what a customer would be willing to pay for electricity in a competitive market. If we are unable to recover a significant portion of our stranded costs, we could experience a negative impact on our financial condition. In Texas, our potential stranded costs relate primarily to TNP One. Stranded costs from TNP One could potentially be more than $270 million. In New Mexico, our potential stranded costs relate to our purchase power contracts and could potentially be $3 million to $9 million. We cannot predict what portion of our stranded costs we will ultimately be able to recover, nor can we predict the impact on our results of operations in the event that we do not recover all of our stranded costs.

  In addition to working toward the satisfactory resolution of the stranded costs issue, we are pursuing strategies to retain existing customers and attract new ones. We believe that current competitive developments in the wholesale market are benefitting us and our customers. The fact that we purchase much of our power gives us a greater degree of flexibility than utilities that generate most of their own power needs, because we can take advantage of lower overall wholesale power prices and pursue new options in obtaining purchased power. We also believe that our competitive position has been strengthened with the PUCT open access transmission rule. We believe that our revenue growth opportunities are through an increased customer base and new services.

 TEXAS TRANSITION PLAN

  On July 22, 1998, the PUCT verbally approved our proposed transition to competition plan (the "TEXAS TRANSITION PLAN"). The PUCT issued its final written order documenting its approval on November 7, 1998. We expect that certain parties will appeal the PUCT's written order to the District Court in Travis County, Texas.

  The Texas Transition Plan includes a number of important provisions:

 . First, we will implement a series of residential and commercial rate reductions totaling 9% and 3%, respectively, during a five-year transition period. The first rate reductions for residential and commercial customers of 3% and 1%, respectively, became effective retroactive to January 1, 1998.

 . Second, earnings on our Texas operations are capped at 11.25% return on equity, less assumed discounts on industrial rates. These discounts on industrial rates for 1998 are $4.1 million, but we have the ability to reduce the amount of the discount in succeeding years. We will apply Texas earnings in excess of the cap to either recover stranded costs related to our generation investment in TNP One or to provide refunds to customers, according to guidelines approved by the PUCT.

 . Third, the Texas Transition Plan includes a cap on operating and maintenance expenses applicable to our Texas operations based on costs incurred per customer in 1996, which will apply in determining the amount of excess earnings subject to refund.

 . Fourth, we will be allowed to record $15 million of additional depreciation annually, beginning in 1999, during the transition period. This additional depreciation will help us to mitigate our stranded costs related to TNP One.

 . Finally, our fixed fuel factor has been increased to include the energy-related portion of purchased power costs. The demand portion of purchased power costs has been included in base rates at annualized 1996 levels.

  The Texas legislature may consider and adopt legislation concerning retail competition or other laws that could affect our operations during the upcoming 1999 session or in subsequent legislative sessions. To date, we believe that at least two bills providing for the implementation of retail competition have been pre-filed with the Texas legislature for consideration during the 1999 session. At this time, however, we do not know whether this proposed legislation will be considered or adopted by the legislature, and we do not know if any additional bills containing similar proposals will be introduced or considered, or what such legislation could contain.

  Absent legislation implementing retail competition prior to the end of the five year transition period, we will file with the PUCT, at the end of the transition period, a proposal to voluntarily implement retail access, contingent upon the approval of an appropriate mechanism for recovery of any remaining stranded costs. The PUCT has committed to full recovery of stranded costs if they are quantified using a market-based methodology, if we offer retail access and stranded costs are allocated fairly to all customers.

  During the nine months ended September 30, 1998, the results of our operations reflect a one-time charge of $3.2 million, or $0.24 per share, related to the implementation of the Texas Transition Plan. The charge consists of the write-off of previously deferred transition plan expenses of $2.2 million, net of taxes, and customer refunds of $1.0 million, net of taxes. The results of operations are also affected by additional depreciation of $735,000 ($455,000, net of taxes) and provision for rate refund of $734,000 ($455,000, net of taxes), both of which resulted from the earnings cap.

 NEW MEXICO COMMUNITY CHOICE

  Following approval by the NMPUC on April 11, 1997, we implemented Community Choice effective May 1, 1997. The plan provides our customers the right to choose their energy provider after a three-year transition period. The plan freezes rates (including the recovery of purchased power) during the transition period and allows for customer aggregation based on market forces. We believe the price of power will cause customers to aggregate their power needs in order to get the best value for electricity. We believe the plan will allow us to recover our potential stranded costs in New Mexico. The actual recovery and amount of potential stranded costs will depend on the future market and price for power through May 1, 2000.

  As in Texas, the New Mexico legislature, during its upcoming 1999 session or in subsequent legislative sessions, may consider and adopt legislation concerning retail competition or other laws that could affect our operations. We currently expect that at least one bill concerning retail competition will be introduced. At this time, however, we do not know whether this proposed legislation will be considered or adopted by the New Mexico legislature, and we do not know if any additional bills containing similar proposals will be introduced or considered, or what such legislation could contain.

NON-REGULATED ACTIVITIES

  TNP, our parent company, has pursued certain non-regulated business activities. To date, these activities have been in areas related to our utility business. However, they have been separate from the utility business and not dependent on our utility operations.

  Facility Works, Inc. ("FWI") is a wholly owned subsidiary of TNP that began operations in 1996. FWI provided integrated mechanical, electrical, plumbing and other maintenance and repair services to commercial customers in Texas metropolitan areas. FWI was engaged in construction activities in 1996 and 1997. TNP discontinued this construction segment, however, in late 1997. In addition, TNP announced on October 15, 1998 that it has elected to discontinue the remaining operations of FWI. TNP expects that the phase-out of FWI will extend into the second quarter of 1999. The impact of these discontinued operations is described in the notes to TNP's financial statements contained in TNP's Annual Report on Form 10-K for the year ended December 31, 1997 and in TNP's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1998 and September 30, 1998.

  TNP also has invested $2.5 million in an enterprise that is developing a solid oxide fuel cell technology for commercial application and will make an additional investment of $7 million, subject to the enterprise's attainment of certain developmental goals. This venture is presently in its development stage, and TNP has not recognized any income from it. This venture has not had a material effect on TNP's results of operations.

  In addition to these activities, TNP continues to review other potential non-regulated business ventures for possible investment.

POWER MARKET VOLATILITY

  During the summer of 1998, certain utilities in the midwestern United States experienced shortages of power and wide fluctuations in purchased power costs. These incidents resulted from a default by a power marketing company in its delivery of firm power to a utility customer. We did not experience any power shortages or material price fluctuations during the summer of 1998, and we believe that no other utility in Texas or New Mexico experienced these shortages or material fluctuations. We believe that the presence of systems such as the Electric Reliability Council of Texas ("ERCOT") in our service areas makes the occurrence of events of similar magnitude unlikely in our areas of operation. Due to the increasing role of independent power marketers operating within our service areas, however, we cannot guarantee that shortages or similar events affecting the availability and cost of power will not occur.

  The PUCT has expressed concern regarding the availability of power within Texas in light of the events last summer in the midwestern United States. However, we believe that our current and new supplier contracts are sufficient to provide adequate power resources to meet our projected demand. These suppliers appear to have reliable sources to meet their contractual obligations to supply our needs.

                                  THE OFFERING

Issuer......................  Texas-New Mexico Power Company. Our principal executive office is located at 4100
                              International Plaza, P.O. Box 2943, Fort
                              Worth, Texas 76113. Our telephone number is
                              (817) 731-0099.

Securities offered..........  $175,000,000 aggregate principal amount of  %
                              Senior Notes due 2009.

Maturity date...............  The Senior Notes will mature on January  ,
                              2009.

Interest payment dates......  We will pay interest on the Senior Notes
                              semi-annually on July    and January   ,
                              beginning July   , 1999.

Security....................  The Senior Notes will be secured by the
                              Senior Note Mortgage Bonds until a date to be known as the "RELEASE DATE." On the Release Date, the Senior Notes will become unsecured general obligations of the Company. The Senior Note Mortgage Bonds are First Mortgage Bonds of the Company delivered to the Trustee as security for the Senior Notes.

Optional redemption.........  We may redeem all or a part of the Senior
                              Notes at our option by paying the Make-Whole
                              Price (as discussed herein).

Sinking fund................  None.

Use of proceeds.............  We will use the proceeds from the sale of the
                              Senior Notes to retire our 12.5% Secured
                              Debentures that are maturing on January 15, 1999 and to reduce amounts currently outstanding under our 1996 bank credit facility.

                             SUMMARY FINANCIAL DATA
                                 (IN THOUSANDS)

  The following table presents our selected consolidated financial data. We derived the annual data from our audited financial statements. You can find these financial statements in our Annual Reports on Form 10-K for the years ended December 31, 1997, 1996 and 1995. We derived the nine months data from our unaudited quarterly financial statements. You can find these financial statements in our Quarterly Report on Form 10-Q for the nine months ended September 30, 1998. The data for the nine months ended September 30, 1997 and 1998 do not necessarily provide information concerning the results of operations for the entire year. You should read this data together with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the Consolidated Financial Statements and related notes, as contained in our Form 10-Ks and Form 10-Qs.

                                                                                                   TWELVE
                                                                                                MONTHS ENDED
                                                                             NINE MONTHS ENDED   SEPTEMBER
                                  FISCAL YEARS ENDED DECEMBER 31,              SEPTEMBER 30,        30,
                         -------------------------------------------------- ------------------- ------------
                           1993      1994       1995      1996      1997      1997      1998        1998
STATEMENT OF OPERATIONS
 DATA:
 Revenues:
   Operating revenues... $ 474,242 $ 477,989  $ 485,823 $ 502,737 $ 580,693 $ 445,619 $ 457,097   $592,171
   Other income, net of
    taxes...............     1,224   (19,377)    10,729     2,348     1,377       675     1,059      1,761
                         --------- ---------  --------- --------- --------- --------- ---------   --------
     Total..............   475,466   458,612    496,552   505,085   582,070   446,294   458,156    593,932
 Expenses:
   Purchased power......   200,183   194,595    178,465   196,481   261,043   194,591   214,241    280,693
   Fuel.................    44,348    46,988     48,898    47,201    41,730    35,251    31,751     38,230
   Other operating and
    maintenance.........    80,866    84,438     82,833    83,948    84,294    61,373    65,229     88,150
   Reorganization
    costs...............       --      8,782        --        --        --        --        --         --
   Depreciation of
    utility plant.......    36,015    36,782     37,850    38,170    38,851    29,099    28,993     38,745
   Taxes other than
    income taxes........    30,296    29,651     28,865    32,727    33,260    25,149    27,934     36,045
   Income taxes.........     4,294    (1,238)    12,317    10,333    22,062    18,808    16,622     19,876
                         --------- ---------  --------- --------- --------- --------- ---------   --------
     Total..............   396,002   399,998    389,228   408,860   481,240   364,271   384,770    501,739
                         --------- ---------  --------- --------- --------- --------- ---------   --------
 Income before interest
  charges...............    79,464    58,614    107,324    96,225   100,830    82,023    73,386     92,193
                         --------- ---------  --------- --------- --------- --------- ---------   --------
 Interest charges:
   Interest on long-term
    debt................    63,833    71,568     70,544    64,654    52,557    39,989    36,875     49,443
   Other interest and
    amortization of
    debt-related costs..     4,108     3,680      3,416     4,709     4,355     3,157     3,306      4,504
                         --------- ---------  --------- --------- --------- --------- ---------   --------
     Total..............    67,941    75,248     73,960    69,363    56,912    43,146    40,181     53,947
                         --------- ---------  --------- --------- --------- --------- ---------   --------
 Income before the
  cumulative effect of
  change in
  accounting............    11,523   (16,634)    33,364    26,862    43,918    38,877    33,205     38,246
 Cumulative effect of
  change in accounting
  for unbilled
  revenues, net of
  taxes.................       --        --       8,445       --        --        --        --         --
                         --------- ---------  --------- --------- --------- --------- ---------   --------
 Net income.............    11,523   (16,634)    41,809    26,862    43,918    38,877    33,205     38,246
 Dividends on preferred
  stock.................       879       790        655       167       158       120       114        152
                         --------- ---------  --------- --------- --------- --------- ---------   --------
 Income applicable to
  common stock.......... $  10,644 $ (17,424) $  41,154 $  26,695 $  43,760 $  38,757 $  33,091   $ 38,094
                         ========= =========  ========= ========= ========= ========= =========   ========

                                                                 AS OF
                                                           SEPTEMBER 30, 1998
                                                AS OF          (UNAUDITED)
                                             DECEMBER 31, ---------------------
                                                 1997      ACTUAL   AS ADJUSTED
BALANCE SHEET DATA:
 Working capital, not including current
  maturities of long-term debt.............    $(57,794)  $(76,093)    $
 Current maturities of long-term debt......         100    137,900
 Total assets..............................     967,006    972,277
 Long-term debt............................     477,900    302,000
 Common shareholder's equity...............     287,021    291,512

                                USE OF PROCEEDS

  The net proceeds from the offering of the Senior Notes are estimated to be approximately $173.5 million (after underwriting discounts and estimated offering expenses). We will apply these proceeds as follows:

 . $130 million for the retirement of our 12.5% Secured Debentures that mature on January 15, 1999, plus approximately $8 million for the payment of interest on these Debentures accrued from July 15, 1998,

 . Approximately $35.5 million to reduce amounts currently outstanding under our existing 1996 bank credit facility (the "1996 FACILITY"), and

 .  Other general corporate purposes.

  Our 1996 Facility provides for a total commitment of $80 million, which expires in September 2001. At September 30, 1998, the interest rate on borrowings under the 1996 Facility was 7.4%.

  If we do not use the net proceeds immediately, we will temporarily invest them in short-term, interest-bearing obligations.

                                CAPITALIZATION

  The following table sets forth our short-term debt and capitalization as of September 30, 1998, on an actual and as adjusted basis to reflect the issuance of the Senior Notes and the application of the estimated net proceeds from the Senior Notes. See "Use of Proceeds."

                                                           AS OF SEPTEMBER 30,
                                                            1998 (UNAUDITED)
                                                          ---------------------
                                                             (IN THOUSANDS)
                                                           ACTUAL   AS ADJUSTED
Cash and cash equivalents................................ $   8,894  $   8,894
                                                          =========  =========
Long-term debt:
  First Mortgage Bonds
    Series M, 8.70% due 2006(/1/)........................ $   7,900  $   7,900
    Series U, 9.25% due September 15, 2000...............   100,000    100,000
   % Senior Notes due January  , 2009....................         0    175,000
  Secured Debentures
    12.50% due January 15, 1999..........................   130,000          0
    Series A, 10 3/4% due January 15, 2003(/2/)..........   140,000    140,000
  Revolving Credit Facilities
    1995 Facility........................................         0          0
    1996 Facility(/3/)...................................    62,000     26,500
                                                          ---------  ---------
      Total long-term debt...............................   439,900    449,400
Redeemable cumulative preferred stock....................     3,240      3,240
Common shareholder's equity:
  Common Stock, $10 par value per share,
   12,000,000 shares authorized, 10,705 shares
   outstanding...........................................       107        107
  Capital in excess of par value                            222,146    222,146
  Retained earnings......................................    69,259     69,259
                                                          ---------  ---------
      Total common shareholder's equity..................   291,512    291,512
                                                          ---------  ---------
Total capitalization..................................... $ 734,652  $ 744,152
                                                          =========  =========

--------
(1) All outstanding Series M First Mortgage Bonds were redeemed as of October 14, 1998.

(2) Redeemable at the option of the Company, in whole or in part, at any time on or after September 15, 2000.

(3) As of January 4, 1999, the principal amount outstanding under the 1996 Facility was $80.0 million. Based on that amount, the principal amount outstanding on January 4, 1999, as adjusted to reflect the application of the estimated net proceeds, would be $44.5 million.

                                   BUSINESS

SERVICE TERRITORY

  We serve a market niche of smaller to medium sized communities. Only two of the 85 communities in our service area have populations in excess of 50,000.

  Our sales in all regions are primarily to retail customers. We have set forth below the revenues contributed by each of our operating sectors and its percentage of our total operating revenues in 1995, 1996, and 1997, respectively. No single customer accounted for more than 10% of our operating revenues during any of the years presented in the table.

                              OPERATING REVENUES
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                   1995             1996             1997
SECTOR                        ---------------  ---------------  ---------------
Gulf Coast................... $ 250,165  51.5% $ 269,535  53.6% $ 315,596  54.3%
North-Central................   130,200  26.8    134,236  26.7    144,098  24.8
Panhandle(/1/)...............     7,322   1.5        --    --         --    --
Mountain.....................    98,136  20.2     98,966  19.7    107,243  18.5
Power Marketing..............       --    --         --    --      13,756   2.4
                              --------- -----  --------- -----  --------- -----
  Total...................... $ 485,823 100.0% $ 502,737 100.0% $ 580,693 100.0%
                              ========= =====  ========= =====  ========= =====

--------
(1) The Panhandle sector was sold to Southwestern Public Service Co. in September 1995.

SOURCES OF ENERGY

  Power generated at TNP One is transmitted over our own transmission lines to other utilities' transmission systems for delivery to our Texas service area systems. To maintain a reliable power supply for our customers and to coordinate interconnected operations, we are a member of ERCOT and the Western Systems Coordinating Council.

  We purchase the remainder of our electricity from various suppliers with diversified fuel sources. During 1997, we made approximately 81% of our purchases of power under multi-year firm contracts. We made 19% of our purchases of power through the short-term spot market. The availability and cost of purchased power to us is subject to changes in supplier costs, regulations and laws, fuel costs, and other factors. We continue to pursue opportunities to reduce purchased power costs through the short-term wholesale marketplace.

  The following table sets forth certain information concerning our sources of electric energy in 1997.

                                                YEAR CONTRACT PERCENT OF ENERGY
                                                   EXPIRES        PROVIDED
TEXAS
  Generation:
    TNP One....................................        --             26%
  Purchased Power:
    Texas Utilities Electric Co. ("TU")(/1/)...       2002            20
    Clear Lake Cogeneration L.P................       2004            16
    Other (primarily cogenerators).............    Various            38
                                                                     ---
  Total........................................                      100%
                                                                     ===
NEW MEXICO
  Purchased Power:
    Public Service Co. of New Mexico
     ("PNM")(/2/)..............................       1999            12%
    El Paso Electric Co........................       2002            12
    New Century Energy Co......................       2001            15
    Other (primarily short-term
     contracts)(/3/)...........................        --             61
                                                                     ---
  Total........................................                      100%
                                                                     ===

--------
(1) During 1995, we notified TU of our intent to cease purchasing a significant portion of the full requirements power and energy from TU effective January 1, 1999. Our agreement with TU provided for certain purchases through 2010. In December 1997, we entered into an agreement with TU that resolved outstanding issues and shortened the term of our preexisting agreement with TU to June 2002 from May 2010.
(2) Our contract with PNM expired effective January 1, 1999. We continue to purchase capacity and energy from PNM through short-term contracts at market prices.
(3) Our suppliers under short-term contracts include Tucson Electric Power Co., PNM, El Paso Electric Co. and New Century Energy Co.

  We believe that our current and new supply arrangements and available capacities on the wholesale market are adequate to satisfy our foreseeable power requirements. See "Summary--Recent Developments--Power Market Volatility."

 RECOVERING PURCHASED POWER AND FUEL COSTS

  During 1997, we recovered purchased power costs (both energy and capacity) from our Texas customers through a power cost recovery adjustment clause authorized by the PUCT. The clause allowed us to recover this significant component of operating expenses within two months of billing by our suppliers. Effective January 1, 1998, we began to recover fuel costs and energy costs related to purchase power contracts from our Texas customers through a fixed fuel recovery factor approved by the PUCT. The capacity portion of purchased power is now recovered through base rates. See "Recent Developments-- Competition--Texas Transition Plan."

  In New Mexico, our practice had been to recover purchased power costs under regulatory provisions similar to the ones previously in force in Texas. However, as of May 1, 1997, we have been implementing Community Choice, our plan for transition to competition within our New Mexico service territory. This plan freezes rates (including the recovery of purchased power) during the succeeding three-year transition period. See "Recent Developments -- Competition -- New Mexico Community Choice."

ENVIRONMENTAL REGULATIONS

  In addition to regulation as a utility, our facilities are regulated by the Environmental Protection Agency and by Texas and New Mexico environmental agencies. TNP One uses environmentally efficient circulating fluidizing bed technology that eliminates the need for expensive scrubbers. We were allotted sufficient emission allowances to comply with the Clean Air Act of 1990 through the year 2000. While we expect to institute further controls after the year 2000 or purchase emissions credits, we do not expect any material costs to be incurred.

  We, along with our subsidiaries and certain projects affiliated with us, are subject to various federal, state and local environmental laws that relate to the cleanup of properties that are affected by hazardous substances. Certain environmental laws, such as the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), impose strict, retroactive, joint and several liability on persons responsible for releases of hazardous substances. Responsibility for these releases is broadly construed under these laws. We have owned and operated, and we currently own and operate, industrial facilities that use hazardous substances. We do not know of any conditions from this use that would result in our incurring material liabilities. However, we can not assure you that these costs will not arise or that these costs would not be material.

  During 1995, 1996 and 1997, we incurred expenses related to air, water, and solid waste pollution abatement (including ash removal) of approximately $5.5 million, $6.1 million, and $5.0 million, respectively. Additionally, due to increased regulation of nitrogen oxides emissions, we expect either to incur certain capital expenditures or to purchase emission credits for compliance. We do not expect that any of the matters described above or any of our other liabilities or compliance costs will have a material impact on our capital expenditures, earnings or competitive position. However, some risk of environmental liability is inherent in the nature of our current and former businesses, and we might in the future incur material costs to meet current or more stringent compliance, cleanup or other obligations pursuant to environmental laws.

                              RECENT DEVELOPMENTS

LITIGATION

  Clear Lake. We are the defendant in a lawsuit styled Clear Lake Cogeneration Limited Partnership v. Texas-New Mexico Power Company. This suit was filed on October 2, 1997 and is pending in the 234th District Court of Harris County, Texas. This lawsuit and a parallel proceeding pending before the PUCT arose out of disagreements between us and the limited partnership ("CLEAR LAKE") over the interpretation of certain terms of an agreement under which we purchase cogenerated electricity from Clear Lake. We moved for summary judgment on all grounds, and Clear Lake moved for summary judgment with respect to certain claims. On November 2, 1998, the court ruled on these motions, granting our motion for summary judgment on certain issues, denying motions by both parties relating to the material issues in the case, and granting Clear Lake leave to amend its summary judgment motion with respect to certain issues.

  With respect to the lawsuit, Clear Lake disputes several charges for which we have billed Clear Lake. Clear Lake also alleges that we have failed to abide by contractual language concerning several issues. Clear Lake is seeking approximately $22 million in damages in the lawsuit. We are currently in settlement discussions with Clear Lake, but there can be no assurance that we will reach a settlement with Clear Lake that will be satisfactory to us. Pending any settlement in this lawsuit, we will continue to vigorously contest this lawsuit. We do not expect the ultimate disposition of this lawsuit to have a material effect on our results of operations.

  A proceeding pending before the PUCT with respect to Clear Lake was filed on October 1, 1997. This proceeding involves an action for interpretation of the terms of the purchase power agreement that related to the payment for wheeling services. Requests for information are ongoing in the PUCT matter. The staff of the PUCT has issued briefs supporting our position on certain issues and opposing our position on other issues. We are vigorously contesting the claims of Clear Lake in the PUCT proceeding. At this time, we do not know the timing of the PUCT's ruling. We do not believe that the outcome of the lawsuit with Clear Lake will affect the PUCT's ruling.

  Phillips Petroleum. We are also the defendant in a lawsuit styled Phillips Petroleum Company v. Texas-New Mexico Power Company. This lawsuit was filed on October 1, 1997 and is pending in the 149th Judicial District Court of Brazoria County, Texas. In this matter, Phillips Petroleum Company ("PHILLIPS PETROLEUM") contends that it sustained economic losses of approximately $36 million following a one and one-half hour interruption in its electrical service on May 17, 1997. We claim that most, if not all, of Phillips Petroleum's alleged damages are barred by limitations contained within our tariff approved by the PUCT. The lawsuit is in the initial discovery stage. In regard to this matter, we believe we have insurance coverage on most claims of Phillips Petroleum up to a total of $32 million, with a $500,000 self-retention.

  We are involved in various claims and other legal actions arising in the ordinary course of business. In our opinion, the ultimate disposition of these other matters will not have a material adverse effect on our consolidated financial position or results of operations.

                        DESCRIPTION OF THE SENIOR NOTES

  The following information concerning the Senior Notes supplements the description of the general terms and provisions of Senior Debt Securities set forth in the accompanying Prospectus. If the information is inconsistent with the Prospectus, the following language should replace the language in the Prospectus. If we use a term that is not defined in this Prospectus Supplement, you should use the definition contained in the Prospectus or the Indenture. The following description of the terms of the Senior Notes is not complete. You should read this description of the Senior Notes together with the description of the Senior Debt Securities in the accompanying Prospectus.

GENERAL

  We will issue the Senior Notes as a new series of Senior Debt Securities. We will issue the Senior Notes under an Indenture, dated as of January 1, 1999, between us and Chase Bank of Texas, N.A., as Trustee (the "TRUSTEE"), as amended and supplemented by a First Supplemental Indenture, dated as of January 1, 1999, between us and the Trustee (collectively, the "INDENTURE"). The Indenture is described in more detail in the Prospectus. The Senior Notes are the first series of Senior Debt Securities that we have issued.

MATURITY, INTEREST RATE AND PAYMENT DATES

  The Senior Notes will:

  .be our direct obligations,

  .be secured in the manner described below under the caption "Security; Release Date,"

  .be limited to an aggregate principal amount of $175,000,000, and

  .mature on January   , 2009.

  Interest on the Senior Notes will:

  .begin to accrue on January   , 1999, the date the Senior Notes are issued,

  .be at the annual interest rate stated on the cover page of this Prospectus Supplement,

  .  be payable semi-annually on July  , and January   in each year,
     commencing July    , 1999,

  .be calculated based on a 360-day year consisting of twelve 30-day months, and

  .  be paid to the person in whose name the Senior Note is registered at the
     close of business on the       and       respectively, whether or not a
     business day, next preceding such interest payment date.

SECURITY; RELEASE DATE

  When we issue the Senior Notes, we will also issue and deliver to the Trustee, as security for the Senior Notes, First Mortgage Bonds, Series X (the "SENIOR NOTE MORTGAGE BONDS"). These Senior Note Mortgage Bonds will be issued under the Twenty-Sixth Supplemental Indenture, dated as of January 1, 1999, to the Indenture of Mortgage and Deed of Trust, dated as of November 1, 1944, between Community Public Service Co., our predecessor, and City National Bank and Trust Company of Chicago, Chicago, Illinois (whose current successor is U.S. Bank Trust, N.A.) (the "MORTGAGE TRUSTEE"), as amended by various supplemental indentures (collectively, the "MORTGAGE INDENTURE"). We will issue the Senior Note Mortgage Bonds in an aggregate principal amount of $175,000,000. We have agreed to issue the Senior Note Mortgage Bonds in the name of the Trustee in its capacity as trustee under the Indenture. The Trustee has agreed to hold the Senior Note Mortgage Bonds in this capacity under all circumstances and not transfer the Senior Note Mortgage Bonds until the earlier of the Release Date or the prior retirement of the Senior Notes through redemption, repurchase or otherwise. The interest rates, interest payment dates, method of paying interest, stated maturity date and redemption provisions for the Senior Note Mortgage Bonds will be identical to the terms of the Senior Notes.

  Prior to the Release Date, any principal, interest or premium payments that we make on the Senior Notes will be deemed also to have been made with respect to the Senior Note Mortgage Bonds. On and after the Release Date, the Senior Notes will no longer be secured by the Senior Note Mortgage Bonds and will become our unsecured general obligations. The Release Date will be chosen by us, but it will not occur before the later of

  . the date that all of the First Mortgage Bonds (other than the Senior Note Mortgage Bonds that secure the Senior Notes and other series of Senior Debt Securities) have been retired through payment, redemption or some other method, at, before or after the maturity of such First Mortgage Bonds, and


  . the date as of which all Liens on any of our property or on the property of any of our Subsidiaries (other than certain Liens that are permitted to exist, as described in the Prospectus under the caption "Description of the Senior Debt Securities--Limitation on Liens") have been terminated or otherwise removed.

  As of December 1, 1998, we had the following secured debt outstanding:

  .First Mortgage Bonds Series U due September 15, 2000,

  .12 1/2% Secured Debentures due January 15, 1999, and

  .10 3/4% Secured Debentures due 2003 and redeemable beginning September 15, 2000.

  As a result, if (i) we redeem our outstanding 10 3/4% Secured Debentures on September 15, 2000, (ii) we do not issue any additional First Mortgage Bonds or other debt secured by Liens, and (iii) all other Liens other than those permitted by the Indenture have been terminated or otherwise removed, the Release Date may occur as early as September 15, 2000.

  You should review the description in the Prospectus that describes the circumstances under which the Senior Note Mortgage Bonds will no longer be held by the Trustee as security for the Senior Notes. This description is contained under the heading "Description of Senior Debt Securities--Security; Release Date." We will be required to give notice to the Holders when the Release Date occurs.

FORM AND EXCHANGES

  The Senior Notes will be evidenced by one global Senior Note, in fully registered form, without coupons (the "GLOBAL SENIOR NOTE"). We will deposit the Global Senior Note with a custodian for and registered in the name of a nominee of the Depositary. Beneficial interests in the Global Senior Note will be shown on, and transfers of beneficial interests will be effected only through, records maintained by the Depositary and its participants. Beneficial interests in the Global Senior Note will be exchanged for Senior Notes in certified form only under the limited circumstances described in the Prospectus under the caption "Description of the Senior Debt Securities--Book-Entry Securities."

REDEMPTION OF THE SENIOR NOTES

  We may redeem the Senior Notes, in whole or in part, at any time. If we redeem the Senior Notes, we will pay the Make-Whole Price. The "MAKE-WHOLE PRICE" is an amount equal to the greater of (i) 100% of the principal amount of such Senior Notes and (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus, in each case, accrued and unpaid interest thereon to the redemption date.

  "ADJUSTED TREASURY RATE" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, plus 0. %.

  "COMPARABLE TREASURY ISSUE" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Senior Notes.

  "COMPARABLE TREASURY PRICE" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities," or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

  "INDEPENDENT INVESTMENT BANKER" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

  "REFERENCE TREASURY DEALER" means each of Donaldson, Lufkin & Jenrette Securities Corporation, Warburg Dillon Read LLC, Chase Securities Inc., First Chicago Capital Markets, Inc., NationsBanc Montgomery Securities LLC, and their respective successors; provided, however, that if any of the foregoing is not a primary U.S. Government securities dealer in New York City (a "PRIMARY TREASURY DEALER"), we will appoint another Primary Treasury Dealer for such entity.

  "REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

  We will send each Holder of Senior Notes to be redeemed notice of the redemption by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the redemption date.

  Unless we default in payment of the redemption price, the portion of Senior Notes called for redemption will no longer accrue interest on and after the redemption date.

  The Senior Notes do not provide for any sinking fund.

  We may purchase the Senior Notes in the open market, by tender or by other methods. We may hold these purchased Senior Notes, resell them or give them to the Trustee for cancellation. If applicable, we will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") and other securities laws and regulations in connection with any such purchase. The Senior Notes may be defeased in the manner provided in the Indenture.

PAYMENT AND PAYING AGENTS

  Principal of and interest and premium, if any, on the Senior Notes issued in the form of Global Securities will be paid in the manner described in the Prospectus under the caption "Description of the Senior Debt Securities--Book-Entry Securities."

  Any payment made by us for the payment of principal, interest or premium, if any, on any Senior Note that remains unclaimed for two years after such amount has become due and payable will be repaid to us. The holder of such Senior Note will only be able to look to us for such payment.

APPLICABILITY OF CERTAIN COVENANTS

  The Supplemental Indenture provides that the covenants summarized in the accompanying Prospectus under the caption "Description of the Senior Debt Securities--Limitations on Liens" and "--Limitations on Sale and Lease-Back Transactions" apply to the Senior Notes from and after the Release Date.

                                  UNDERWRITING

  Subject to the terms and conditions contained in the Underwriting Agreement that relates to the Senior Notes, we have agreed to sell to each of the Underwriters named below, and the Underwriters have severally agreed to purchase from us, the principal amount of the Senior Notes set forth next to their names.

                                                                    PRINCIPAL
                                                                     AMOUNT
                                                                 OF SENIOR NOTES
UNDERWRITER                                                      ---------------
Donaldson, Lufkin & Jenrette Securities Corporation ............    $
Warburg Dillon Read LLC.........................................
Chase Securities Inc. ..........................................
First Chicago Capital Markets, Inc..............................
NationsBanc Montgomery Securities LLC...........................
Legg Mason Wood Walker, Inc.....................................
                                                                    ---------
  Total.........................................................    $
                                                                    =========

  The Underwriting Agreement states that the obligations of the several Underwriters to purchase and accept delivery of the Senior Notes offered by this Prospectus Supplement are subject to the approval of certain legal matters by their counsel and certain other conditions. If any of the Senior Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, then all of the Senior Notes must be purchased.

  The Underwriters have told us that they intend to offer the Senior Notes to the public initially at the price to the public that is on the cover page of this Prospectus Supplement. The Underwriters also intend to offer the Senior Notes to certain dealers (including the Underwriters) at this public price less a concession that will not exceed 0. % per Senior Note. The Underwriters may allow, and such dealers may reallow, a discount that will not exceed 0. % per Senior Note to any other Underwriter and certain other dealers. After the completion of the initial offering of the Senior Notes, the Underwriters may change the offering price and other selling terms at any time, without notice.

  We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "SECURITIES ACT"). Alternatively, we may contribute to payments that the Underwriters may be required to make as a result of these liabilities. These indemnification provisions would require us to hold the Underwriters harmless from and against any and all losses, claims, damages, liabilities and judgments caused by any false statement or any failure to state a material fact in this Prospectus Supplement. The indemnification provisions would not apply to false statements or omissions that are based on information relating to any Underwriter that is furnished in writing to us by that Underwriter expressly for use in this Prospectus Supplement and subject to certain other limitations.

  Other than in the United States, neither we nor the Underwriters have taken any action that would permit a public offering of the Senior Notes offered by this Prospectus Supplement in any jurisdiction that requires such actions be taken for such an offering. The distribution of this Prospectus Supplement and the offering or sale of the Senior Notes offered by this Prospectus Supplement may be restricted by law in certain jurisdictions. Accordingly, the Senior Notes offered by this Prospectus Supplement may not be offered or sold, directly or indirectly, in or from any jurisdiction, unless the offer or sale complies with the applicable laws of the jurisdiction. Also, neither this Prospectus Supplement nor any other offering materials or advertisements in connection with the Senior Notes may be distributed or published in or from any jurisdiction, unless these offering materials or advertisements comply with the laws of the jurisdiction. Both we and the Underwriters require any person that has possession of this Prospectus Supplement to inform himself or herself about applicable restrictions and to observe these restrictions. This Prospectus Supplement does not constitute an offer of, or an invitation to subscribe for purchase of, any Senior Notes and may not be used for the purpose of an offer to, or solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorized or is unlawful.

  In connection with the offering of the Senior Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. The Underwriters may bid for and purchase Senior Notes in the open market to cover syndicate short positions. In addition, the Underwriters may bid for and purchase Senior Notes in the open market to stabilize the price of the Senior Notes. These activities may stabilize or maintain the market price of the Senior Notes above independent market levels. The Underwriters are not required to engage in these activities and may end these activities at any time.

  Prior to this offering, there has been no public market for the Senior Notes. The Underwriters have informed us that they may make a market in the Senior Notes from time to time. The Underwriters are not obligated to do this, and they may discontinue this market making at any time without notice. Therefore, no assurance can be given concerning the liquidity of the trading market for the Senior Notes or that an active market will develop. We do not intend to apply for the Senior Notes to be listed on any national securities exchange or national securities quotation system.

  In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with us, our subsidiaries, or TNP and its subsidiaries. In particular, affiliates of First Chicago Capital Markets, Inc. and NationsBanc Montgomery Securities LLC are lenders under our 1996 Facility and will receive a portion of the amounts repaid under the 1996 Facility with the net proceeds of this offering. Because more than 10% of the net proceeds will be paid to affiliates of the Underwriters, the offering of Senior Notes is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Warburg Dillon Read LLC has served in the past and currently serves as financial advisor to us, our subsidiaries, TNP and its subsidiaries. In its role as a financial advisor to TNP, Warburg Dillon Read LLC provided certain assistance to TNP with respect to the amendment of TNP's Shareholder Rights Plan. Chase Bank of Texas, N.A., the Trustee, is an affiliate of Chase Securities Inc.

                          VALIDITY OF THE SENIOR NOTES

  The validity of the Senior Notes and the Indenture will be passed upon by Michael D. Blanchard, our Vice President and General Counsel, and by Haynes and Boone, LLP, Fort Worth, Texas. Certain other matters will be passed upon for us by Haynes and Boone, LLP. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Milbank, Tweed, Hadley & McCloy, New York, New York. All matters pertaining to local laws in connection with the issuance of the Senior Notes offered hereby will be passed upon only by Haynes and Boone, LLP as to Texas law, and Rubin, Katz, Salazar, Alley & Rouse, Santa Fe, New Mexico, as to New Mexico law.

                          FORWARD-LOOKING STATEMENTS
                  AND FACTORS THAT MAY AFFECT FUTURE RESULTS

FORWARD-LOOKING STATEMENTS

  This Prospectus Supplement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. Statements in this document that are not historical facts are "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act, and Section 27A of the Securities Act.

   These "forward-looking statements" include statements that relate to


 .    the outcome of current and future            .    revenues,
     rate/regulatory proceedings,                 .    working capital,

 .    the continued application of regulatory
     accounting principles,                       .    liquidity,

 .    future cash flows,                           .    capital needs,

 .    the potential recovery of stranded costs,    .    interest costs, and

 .    future business prospects,                   .    income.

  We caution you that forward-looking statements are necessarily estimates that reflect the best judgment of our senior management. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. We recommend that you consider these forward-looking statements in light of various important factors, including those set forth in this Prospectus Supplement and other factors set forth from time to time in the reports and registration statements that we file with the Commission.

  To identify forward-looking statements, you should look for words such as "estimate," "project," "intend," or "expect." These forward-looking statements are found at various places throughout this document. You are cautioned not to rely too much on these forward-looking statements, which speak only as of the date of this document. The discussions under the captions "Use of Proceeds" and "The Company" are particularly susceptible to the risks and uncertainties discussed below.

  We do not promise to update these forward-looking statements to reflect actual results, changes in assumptions or other factors that could affect these statements. In addition, we may from time to time make forward-looking statements about the matters described in this document or other matters concerning us.

FACTORS THAT MAY AFFECT FUTURE RESULTS

  The following factors could cause actual results to differ from our forward-looking statements:

 .    legislation in the states we serve that affects the regulation of our business,

 .    changes in regulations affecting our business,

 .    results of regulatory proceedings affecting our operations,

 .    future acquisitions or strategic partnerships that we may make,

 .    changes in general business and economic conditions, particularly in the geographic areas in which we do business,

 .    increased competition from other energy suppliers as well as from alternative forms of energy, and

 .    changes in the availability and pricing of purchased power supplies.

PROSPECTUS


                                 $200,000,000

                        TEXAS-NEW MEXICO POWER COMPANY

                            SENIOR DEBT SECURITIES

                               ----------------

  Texas-New Mexico Power Company ("TNMP" or the "Company") from time to time may offer, in an aggregate principal amount not to exceed $200,000,000, in one or more series, its senior debt securities (the "Senior Debt Securities"). Prior to the Release Date (as defined in "Overview of Securities" below), the Senior Debt Securities will be secured by the issuance and delivery to the Trustee (as defined below) in trust for the benefit of the holders of Senior Debt Securities one or more series of first mortgage bonds (the "First Mortgage Bonds") issued under the Company's Mortgage Indenture (as defined below). The Senior Debt Securities will be issued under the indenture to be entered into between TNMP and Chase Bank of Texas, N.A., as trustee (the "Trustee"), as amended and supplemented by supplemental indentures thereto (collectively, the "Indenture"). The Senior Debt Securities may be offered in amounts, at prices and on terms to be determined at the time of sale. Certain terms of the Senior Debt Securities including, where applicable, the specific designation, aggregate principal amount, interest rate, interest payment dates, maturity, public offering price, description of collateral, any redemption terms or other specific terms of each series of the Senior Debt Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying prospectus supplement or supplements (each such supplement, a "Prospectus Supplement").

  TNMP may sell the Senior Debt Securities to or through underwriters, through dealers or directly to purchasers. See "Plan of Distribution." Each Prospectus Supplement will set forth the names of such underwriters or dealers, if any, any applicable commissions or discounts and the proceeds to TNMP from such sale.

  This Prospectus may not be used to consummate sales of the Senior Debt Securities unless accompanied by a Prospectus Supplement applicable to the Senior Debt Securities being sold.

                               ----------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COM- MISSION
   PASSED  UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.  ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                January 5, 1999

                             AVAILABLE INFORMATION

  The Company and TNP Enterprises, Inc. ("TNP"), of which the Company is the principal wholly-owned operating subsidiary, are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company and TNP file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information can be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

  The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Senior Debt Securities. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus:

  (i) Annual Report on Form 10-K for the year ended December 31, 1997;

  (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

  (iii) Quarterly Report on Form 10-Q for the quarter ended June 30, 1998;

  (iv) Current Report on Form 8-K dated October 9, 1998; and

  (v) Quarterly Report on Form 10-Q for the quarter ended September 30,
      1998.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus from their respective dates of filing.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Company at 4100

International Plaza, P.O. Box 2943, Fort Worth, Texas 76113. Telephone requests may be directed to Michael D. Blanchard, Vice President and General Counsel of the Company, at (817) 731-0099.

                STATEMENT REGARDING FORWARD LOOKING INFORMATION

  The discussions in this document and incorporated by reference herein, and in any Prospectus Supplement hereto, that are not historical facts, including, but not limited to, the outcome of current and future rate/regulatory proceedings, the continued application of regulatory accounting principles, future cash flows and the potential recovery of stranded costs, are based upon current expectations. Actual results may differ materially. Among the facts that could cause the results to differ materially from expectations are the following: legislation in the states TNMP serves affecting the regulation of TNMP's business; changes in regulations affecting TNMP's business; results of regulatory proceedings affecting TNMP's operations; future acquisitions or strategic partnerships; general business and economic conditions; the effectiveness of TNMP's year 2000 mitigation plan, and the timely year 2000 compliance by TNMP's vendors; and other factors described from time to time in TNP's and TNMP's reports filed with the Commission. The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.

                                  THE COMPANY

  TNMP is a public utility engaged in generating, purchasing, transmitting, distributing and selling electricity to approximately 226,000 customers in 85 municipalities and adjacent rural areas through three operating regions in Texas and New Mexico. The Company's largest division, the Gulf Coast Region, includes the area along the Texas Gulf Coast between Houston and Galveston. This division produced 54.3% of total operating revenues in 1997. The Company's North-Central Region produced 24.8% of total operating revenues in 1997, and the Company's Mountain Region produced 18.5% of total operating revenues in 1997. The remaining 2.4% of TNMP's revenues in 1997 were generated by the Company's power marketing activities. TNMP's predecessor was organized in 1925.

  TNMP, through its subsidiaries, owns one electric generating facility, TNP One, which is located in Robertson County, Texas. TNP One consists of two 150-megawatt units, each of which utilizes a lignite-fueled, circulating fluidized bed technology. The two units supply, on an annualized basis, approximately 20% of TNMP's power requirements.

  TNMP has two subsidiaries, Texas Generating Company and Texas Generating Company II, both of which were organized to facilitate TNMP's acquisitions of Unit 1 and Unit 2 of TNP One, in 1990 and 1991, respectively. The Company and its subsidiaries are all Texas corporations. Their executive offices are located at 4100 International Plaza, P.O. Box 2943, Fort Worth, Texas 76113 and their telephone number is (817) 731-0099.

  The Company is subject to regulation by the Public Utility Commission of Texas and the New Mexico Public Utility Commission. The Company is subject in some of its activities, including the issuance of securities, to the jurisdiction of the Federal Energy Regulatory Commission.

  The Company is a wholly-owned subsidiary of TNP, a Texas corporation and an exempt utility holding company, which is listed on the New York Stock Exchange under the ticker symbol TNP.

                                USE OF PROCEEDS

  Except as otherwise stated in the applicable Prospectus Supplement, net proceeds from the sale of the Senior Debt Securities offered hereby will be used for the discharge, retirement or repayment of short or long-term debt and borrowings made or expected to be made and for other corporate purposes. Specific allocations of proceeds for such purposes have not been made at this time. Funds may be borrowed in anticipation of future requirements.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth TNMP's ratio of earnings to fixed charges for the periods indicated.

                                     TWELVE MONTHS    YEAR ENDED DECEMBER 31,
                                         ENDED        ------------------------
                                   SEPTEMBER 30, 1998 1997 1996 1995 1994 1993
                                   ------------------ ---- ---- ---- ---- ----
Ratio of Earnings to Fixed
 Charges(/1/) ....................        2.06        2.15 1.53 1.87   *  1.24

--------

*Earnings were insufficient to fund fixed charges in 1994. The amount of the shortfall was $30 million.
(1) For the purpose of computing these ratios, earnings consist of net income plus income taxes and fixed charges. Fixed charges consist of total interest, amortization of debt discount, premium and expense and the estimated portion of interest implicit in rentals.

                            OVERVIEW OF SECURITIES

  The Senior Debt Securities may be issued from time to time and in one or more series. Prior to the Release Date (as defined below), the Senior Debt Securities will be secured by TNMP's First Mortgage Bonds (the "Senior Note Mortgage Bonds"). On the Release Date, any outstanding Senior Debt Securities will cease to be secured by the Senior Note Mortgage Bonds and will become unsecured general obligations of TNMP.

  Each series of Senior Debt Securities will be issued under the Indenture, as supplemented by a supplemental indenture describing the particular terms of such series. The form of Indenture is filed as an exhibit to the Registration Statement. The new supplemental indentures will be entered into contemporaneously with the issuance of each series of the Senior Debt Securities to be so secured.

  TNMP will issue the Senior Note Mortgage Bonds under one or more supplemental indentures (each, a "Supplemental Mortgage Indenture") to the Indenture of Mortgage and Deed of Trust, dated as of November 1, 1944, between Community Public Service Co. (now known as Texas-New Mexico Power Company) and City National Bank and Trust Company of Chicago, Chicago, Illinois (whose current successor is U.S. Bank Trust, N.A.) (the "Mortgage Trustee"), as supplemented and amended by the supplemental indentures thereto (collectively, the "Mortgage Indenture").

  The "Release Date" will be the date on which the Senior Debt Securities will cease to be secured by the Senior Note Mortgage Bonds and become unsecured general obligations of TNMP. The date will be chosen by TNMP, but will not occur prior to the later of (i) the date as of which all First Mortgage Bonds, other than the Senior Note Mortgage Bonds securing the Senior Debt Securities of all series, have been retired through payment, redemption or otherwise, at, before or after the maturity thereof, and (ii) the date as of which all Liens on any Property of the Company or any Subsidiary (other than certain Liens permitted to exist as described in "Decription of the Senior Debt Securities-- Limitation on Liens") have been terminated or otherwise removed.

  Neither the Indenture nor the Mortgage Indenture (collectively, the "Indentures") requires that TNMP issue future issues of debt securities under the Indentures. Subject to certain restrictions that are described in "Description of the Senior Debt Securities--Limitations on Liens" and "-- Limitations on Sale and Lease-Back Transactions," the Company will be free to employ other indentures or documentation, containing provisions different from those included in the Indentures or applicable to one or more issues of Senior Debt Securities, in connection with future issues of such other debt securities. Certain capitalized terms herein are defined in the Indentures.

                   DESCRIPTION OF THE SENIOR DEBT SECURITIES

  The following summaries of certain provisions of the Senior Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by express reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Capitalized terms not defined herein are defined in the Indenture.

GENERAL

  Until the Release Date, the Senior Debt Securities of each series will be secured by one or more series of Senior Note Mortgage Bonds issued under the Mortgage Indenture and delivered to the Trustee. See "--Security; Release Date." ON THE RELEASE DATE, THE SENIOR DEBT SECURITIES WILL CEASE TO BE SECURED BY THE SENIOR NOTE MORTGAGE BONDS AND WILL BECOME UNSECURED GENERAL OBLIGATIONS OF THE COMPANY AND WILL RANK ON A PARITY WITH OTHER UNSECURED INDEBTEDNESS OF THE COMPANY. The Indenture provides that, in addition to the Senior Debt Securities offered hereby, TNMP may issue additional Senior Debt Securities thereunder, without limitation as to aggregate principal amount, from time to time, in one or more series. Prior to the Release Date, the amount of Senior Debt Securities that TNMP may issue cannot exceed the aggregate principal amount of First Mortgage Bonds that the Company is able to issue under its Mortgage Indenture. As of November 30, 1998, there was one series of First Mortgage Bonds outstanding in an aggregate principal amount equal to $100 milion.

  The Indenture does not contain any debt covenants or provisions which would afford holders of Senior Debt Securities protection in the event of a highly leveraged transaction.

  Please refer to the Prospectus Supplement relating to each particular issue of the Senior Debt Securities being offered for, among other things, the following terms thereof:

  (a) the title of the Senior Debt Securities of the series;

  (b) any limit upon the aggregate principal amount of the Senior Debt Securities of the series which may be authenticated and delivered under the Indenture;

  (c) the person to whom any interest on a Senior Debt Security of the series shall be payable, if other than the Holder;

  (d) the date or dates on which the principal or installments of principal is payable and any rights to extend such date or dates and the duration of such extension;

  (e) the rate or rates (which may be fixed or variable) per annum at which the Senior Debt Securities of the series will bear interest or the method by which such rate or rates shall be determined and the date from which such interest will accrue or the method by which such date or dates shall be determined and the right (if any) to extend such dates and the duration of such extension;

  (f) the obligation, if any, of the Company to redeem, repay or purchase any Senior Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which, any such securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

  (g) the denominations in which any Senior Debt Securities of the series shall be issuable, if other than denominations of $1,000 and any integral multiple thereof;

  (h) if other than the principal amount thereof, the portion of the principal amount of Senior Debt Securities of the series which shall be payable upon declaration of acceleration of the maturity thereof;

  (i) if other than such coin or currency of the United States of America as at the time of payment is legal tender for payment of public or private debts, the coin or currency in which payment of the principal of (and premium, if any) and interest, if any, on the Senior Debt Securities of the series shall be payable and the manner of determining the equivalent thereof in the currency of the United States of America for any purpose;

  (j) if the principal of (and premium, if any) or interest, if any, on the Senior Debt Securities of the series are to be payable, at the election of the Company or a Holder thereof, in a coin or currency other than that in which the Senior Debt Securities are stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made;

  (k) if the amount of payments of principal of (and premium, if any) or interest, if any, on the Senior Debt Securities of the series may be determined with reference to an index based on a coin or currency other than that in which such Senior Debt Securities are stated to be payable or pursuant to a formula, the manner in which such amounts shall be determined;

  (l) any provisions permitted by the Indenture relating to Events of Default or covenants of the Company with respect to such series of Senior Debt Securities;

  (m) if the principal amount payable at the stated maturity of any Senior Debt Securities of the series will not be determinable as of any one or more dates prior to the stated maturity, the amount which shall be deemed to be the principal amount of such Senior Debt Securities as of any such date for any purpose under the applicable Prospectus Supplement or under the Indenture, including the principal amount thereof which shall be due and payable upon any maturity other than the stated maturity or which shall be deemed to be outstanding as of any date prior to the stated maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined);

  (n) if applicable, that the Senior Debt Securities of the series, in whole or any specified part, shall not be defeasible pursuant to the Indenture and the manner in which any election by the Company to defease such Senior Debt Securities shall be evidenced;

  (o) if applicable, that any Senior Debt Securities of the series shall be issuable in whole or in part in the form of one or more Global Securities (as hereinafter defined at page 15) and, in such case, the respective Depositaries (as hereinafter defined at page 15) for such Global Securities, the form of any legend or legends which shall be borne by any such Global Security and any circumstances in which any such Global Security may be exchanged in whole or in part for Senior Debt Securities registered, and any transfer of such Global Security in whole or in part may be registered, in the name or names of persons other than the Depositary for such Global Security or a nominee thereof;

  (p) providing collateral to the Trustee to secure payment of the principal of (and premium, if any) and interest on the Senior Debt Securities of any series, and provisions for the release of any such collateral; and

  (q) any other terms of the series.

  Unless otherwise indicated in the Prospectus Supplement relating thereto, the principal of (and premium, if any) and interest on, the Senior Debt Securities of each series will be payable, and the Senior Debt Securities of each series will be exchangeable and transfers thereof will be registrable, at the Place of Payment, provided that, if the Senior Debt Securities of any series are not Global Securities, at the option of the Company, payment of interest with respect to such Securities may be made by check mailed or wire transferred to the address of each Holder of such Securities.

  Unless otherwise indicated in the Prospectus Supplement relating thereto, the Senior Debt Securities of each series will be issued in United States dollars in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Senior Debt Securities of each series, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

SECURITY; RELEASE DATE

  Until the Release Date, each series of the Senior Debt Securities will be secured by one or more series of Senior Note Mortgage Bonds issued and delivered by the Company to the Trustee. See "Description of the First Mortgage Bonds." When issuing Senior Debt Securities prior to the Release Date, the Company will simultaneously issue and deliver Senior Note Mortgage Bonds to the Trustee as security for such Senior Debt Securities. The Senior Note Mortgage Bonds will have the same stated rate of interest (or interest calculated in the same manner), interest payment dates, stated maturity date and redemption provisions and will be in the same aggregate principal amount as the corresponding Senior Debt Securities. The Trustee has agreed to hold the Senior Note Mortgage Bonds in such capacity under all circumstances and not transfer such Senior Note Mortgage Bonds until the earlier of the Release Date or the prior retirement of the Senior Debt Securities through redemption, repurchase or otherwise. Any payment made in respect to the Company's obligations under the Senior Debt Securities shall be deemed a payment in respect of the Senior Note Mortgage Bonds. The obligation of the Company to make payments with respect to the principal of and interest on the Senior Note Mortgage Bonds shall be fully satisfied and discharged to the extent that, at any time that any such payment shall be due, the Company shall have paid fully the then due principal of and interest on, and fees with respect to, the Senior Debt Securities.

  ON THE RELEASE DATE, THE TRUSTEE WILL DELIVER ALL SENIOR NOTE MORTGAGE BONDS TO THE COMPANY FOR CANCELLATION AND THE COMPANY WILL CAUSE THE TRUSTEE TO PROVIDE NOTICE TO ALL HOLDERS OF SENIOR DEBT SECURITIES THAT THE RELEASE DATE HAS OCCURRED. AS A RESULT, ON THE RELEASE DATE, THE SENIOR NOTE MORTGAGE BONDS WILL CEASE TO SECURE THE SENIOR DEBT SECURITIES, AND THE SENIOR DEBT SECURITIES WILL BECOME UNSECURED GENERAL OBLIGATIONS OF THE COMPANY AND WILL RANK ON A PARITY WITH OTHER UNSECURED SENIOR INDEBTEDNESS OF THE COMPANY. Each series of Senior Note Mortgage Bonds will be secured by a lien on certain property owned by the Company. In certain circumstances prior to the Release Date, the Company is permitted to reduce the aggregate principal amount of an issue of Senior Note Mortgage Bonds held by the Trustee, but in no event to an amount lower than the aggregate outstanding principal amount of the Senior Debt Securities initially issued contemporaneously with such Senior Note Mortgage Bonds. Following the Release Date, the Company will cause the Mortgage Indenture to be closed, and the Company will not issue any additional bonds under such Mortgage Indenture. The intention of these provisions is that before the Release Date the Senior Debt Securities will have the benefit of being secured by the First Mortgage Bonds, and after the Release Date the Senior Debt Securities will have the benefit of the same security as other secured debt of the Company, if any, subject to specified exceptions.

LIMITATIONS ON LIENS

  The Indenture provides that from and after the Release Date and as long as any Senior Debt Securities are outstanding, the Company may not, and may not permit any Subsidiary to, incur, issue, assume, guarantee or permit to exist Indebtedness (as hereinafter defined at page 14) that is secured by any Liens on any Property (each as hereinafter defined at page 14), of the Company or any Subsidiary, whether such Property was owned by the Company or any Subsidiary, as applicable, at the date of the Indenture or thereafter acquired, without making, or causing such Subsidiary to make, effective provision to secure all of the Senior Debt Securities of each series, issued under the Indenture and then outstanding, by such Lien, equally and ratably with any and all other Indebtedness thereby secured so long as such Indebtedness shall be so secured. This restriction will not apply to any Indebtedness that is secured by any of the following:

  (a) Liens on any Property acquired, constructed or improved by the Company or any Subsidiary after the date of the Indenture which are created or assumed contemporaneously with such acquisition, construction or improvement, or within 180 days after the completion thereof, to secure or provide for the payment of all or any part of the cost of such acquisition, construction or improvement (including related expenditures capitalized for federal income tax purposes in connection therewith) incurred after the date of the Indenture;

  (b) Liens of or upon any Property existing at the time of acquisition thereof, whether by merger, consolidation, purchase, lease or otherwise (including Liens of or upon Property of a corporation existing at the time such corporation becomes a Subsidiary);

  (c) Liens in favor of the Company or any Subsidiary;

  (d) Liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof or political entity affiliated therewith, to secure partial, progress, advance or other payments, or other obligations, pursuant to any contract or statute or to secure any Indebtedness incurred for the purpose of financing all or any part of the cost of acquiring, constructing or improving the property subject to such Liens (including Liens incurred in connection with pollution control, industrial revenue or similar financings);

  (e) Liens on any Property created, assumed or otherwise brought into existence in contemplation of the sale or other disposition of the underlying Property, whether directly or indirectly, by way of share disposition or otherwise; provided that 180 days from the creation of such Liens the Company must have disposed of such Property and any Indebtedness secured by such Liens shall be without recourse to the Company or any Subsidiary;

  (f) Liens imposed by law, such as mechanics', workmen's, repairmen's, materialmen's, carriers', warehousemen's, vendors' or other similar liens arising in the ordinary course of business, or governmental (federal, state or municipal) liens arising out of contracts for the sale of products or services by the Company or any Subsidiary, or deposits or pledges to obtain the release of any of the foregoing;

  (g) Liens arising out of pledges or deposits under workmen's compensation laws or similar legislation and Liens of judgments thereunder which are not currently dischargeable, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of money) or leases to which the Company or any Subsidiary is a party, or deposits to secure public or statutory obligations of the Company or any Subsidiary, or deposits in connection with obtaining or maintaining self-insurance or to obtain the benefits of any law, regulation or arrangement pertaining to unemployment insurance, old age pensions, social security or similar matters, or deposits of cash or obligations of the United States of America to secure surety, appeal or customs bonds to which the Company or any Subsidiary is a party, or deposits in litigation or other proceedings such as, but not limited to, interpleader proceedings;

  (h) Liens created by or resulting from any litigation or other proceeding which is being contested in good faith by appropriate proceedings, including Liens arising out of judgments or awards against the Company or any Subsidiary with respect to which the Company or such Subsidiary is in good faith prosecuting an appeal or proceedings for review; or Liens incurred by the Company or any Subsidiary for the purpose of obtaining a stay or discharge in the course of any litigation or other proceeding to which the Company or such Subsidiary is a party;

  (i) Liens for taxes or assessments or governmental charges or levies not yet due or delinquent, or which can thereafter be paid without penalty, or which are being contested in good faith by appropriate proceedings;

  (j) Liens consisting of easements, rights-of-way, zoning restrictions, restrictions on the use of real property, and defects and irregularities in the title thereto, landlords' liens and other similar liens and encumbrances none of which interferes materially with the use of the property covered thereby in the ordinary course of the business of the Company or such Subsidiary and which do not, in the opinion of the Company, materially detract from the value of such properties; and

  (k) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Lien referred to in the foregoing clauses (a), (b), or (e) to (j), inclusive; provided that (i) such extension, renewal or replacement Lien shall be limited to all or a part of the same Property that secured the Lien extended, renewed or replaced (plus improvements on such Property) and
      (ii) the amount of Indebtedness secured by such Lien at such time is not increased.

  The Indenture provides that notwithstanding the foregoing limitations, the Company or its Subsidiaries may incur, issue, assume or guarantee Indebtedness secured by Liens without equally and ratably securing the Senior Debt Securities of each series then Outstanding, provided, that at the time of such incurrence, issuance, assumption or guarantee of Indebtedness, after giving effect thereto and to the retirement of any Indebtedness of the Company or of any Subsidiary which is concurrently being retired, the sum of (i) the aggregate amount of all outstanding Indebtedness of the Company or of any Subsidiary secured by Liens which could not have been incurred, issued, assumed or guaranteed by the Company or a Subsidiary without equally or ratably securing the Senior Debt Securities of each series then Outstanding, except for the provisions of this paragraph, plus (ii) the Attributable Value of Sale and Leaseback Transactions entered into pursuant to the last paragraph of "--Limitations on Sale and Lease-Back Transactions," does not at such time exceed the greater of 10% of the Net Tangible Assets (as hereinafter defined at page 14) or 10% of the Consolidated Capitalization of the Company (as hereinafter defined at page 14).

LIMITATIONS ON SALE AND LEASE-BACK TRANSACTIONS

  The Indenture provides that after the Release Date, so long as any Senior Debt Securities are Outstanding, neither the Company nor any Subsidiary will enter into any arrangement under which the Company or a Subsidiary would lease any Property which it has sold or transferred or is going to sell or transfer (a "Sale and

Leaseback Transaction") unless either: (a) the Company or such Subsidiary would, when entering into such arrangement, be entitled, without equally and ratably securing the Securities of each series then Outstanding, to incur, issue, assume or guarantee Indebtedness secured by a Lien on such property pursuant to the first paragraph of "--Limitations on Liens" (including clauses
(a)-(k) thereof); or (b) the Company, within 180 days after such sale or transfer applies an amount equal to the greater of (i) the net proceeds of the sale of Property sold and leased back pursuant to such arrangement or (ii) the fair market value of the Property so sold and leased back at the time of entering into such arrangement (as determined by any two Officers) to the retirement of Funded Indebtedness of the Company; provided, that the amount to be applied to the retirement of Funded Indebtedness of the Company shall be reduced by (i) the principal amount of any Senior Debt Securities delivered within 120 days after such sale to the Trustee for retirement and cancellation, and (ii) the principal amount of Funded Indebtedness, other than Senior Debt Securities, voluntarily retired by the Company within 120 days after such sale. This provision applies to Sale and Leaseback Transactions with primary lease terms and possible renewal terms exceeding three years. Notwithstanding the foregoing, the Company and its Subsidiaries, or any of them, may enter into a Sale and Leaseback Transaction which would otherwise be prohibited; provided, that at the time of such transaction, after giving effect thereto, the sum of (i) the aggregate amount of the Attributable Value in respect of all Sale and Leaseback Transactions existing at such time which could not have been entered into except for the provisions of this paragraph plus (ii) the aggregate amount of outstanding Debt secured by Liens in reliance on the last paragraph of "--Limitations on Liens" of the Indenture does not at such time exceed the greater of 10% of the Net Tangible Assets or 10% of the Consolidated Capitalization of the Company. A Sale and Leaseback Transaction shall not be deemed to result in the creation of a Lien.

VOTING OF SENIOR NOTE MORTGAGE BONDS HELD BY THE TRUSTEE

  Prior to the Release Date, the Trustee, as a holder of Senior Note Mortgage Bonds, will attend any meeting of bondholders under the Mortgage Indenture as to which it receives due notice, or, at its option, will deliver its proxy in connection therewith. Either at such meeting, or otherwise where the consent of holders of Mortgage Bonds issued under the Mortgage Indenture is sought without a meeting, the Trustee will vote all of the Senior Note Mortgage Bonds held by it, or will consent or withhold its consent with respect thereto, as directed by the Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities; provided, however, the Trustee may not vote the First Mortgage Bonds pledged as collateral for any particular series in favor of, or give consent to, any action which, in the Trustee's opinion, would materially adversely affect such series of First Mortgage Bonds in a manner not shared generally by all other First Mortgage Bonds, except upon notification by the Trustee to the holders of the related series of Senior Debt Securities of such proposal and consent thereto of the Holders of a majority in principal amount of the Outstanding Senior Debt Securities of such series.

RESIGNATION OR REMOVAL OF TRUSTEE

  The Trustee may resign at any time with respect to any series of Senior Debt Securities by giving written notice thereof to the Company. The Trustee may be removed at any time with respect to any series of Senior Debt Securities by the Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities of that series, delivered to the Trustee and to the Company.

  If at any time: (i) the Trustee fails to comply with the conflict of interest provisions contained in Section 310(b) of the Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990, with respect to any series of Senior Debt Securities after written request therefor by the Company or by any Holder who has been a Holder of a Senior Debt Security of that series for at least six months, (ii) the Trustee ceases to be eligible under the Indenture with respect to any series of Senior Debt Securities and fails to resign after written request therefor by the Company or by any such Holder, (iii) the Trustee becomes incapable of acting with respect to any series of Senior Debt Securities, or (iv) the Trustee is adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property is appointed or any public officer takes charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (1) the Company may remove the Trustee, with respect to the Senior Debt Securities of that series, or, in the case of clause (iv), with respect to all series, or (2) subject to the Indenture, any Holder who has been a Holder of a Senior Debt Security of such series for at least six months may, on behalf of itself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee with respect to the series, or, in the case of clause (iv), with respect to all series.

  If the Trustee resigns, is removed or becomes incapable of acting with respect to any series of Senior Debt Securities, or if a vacancy occurs in the office of the Trustee with respect to any series of Senior Debt Securities for any cause, the Company will promptly appoint a successor Trustee or Trustees with respect to the Senior Debt Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Senior Debt Securities of one or more or all of such series and that at any time there will be only one Trustee with respect to the Senior Debt Securities of any particular series). If, within one year after such resignation, removal or incapacity, or the occurrence of such vacancy, a successor Trustee with respect to such series of Senior Debt Securities is appointed by the Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities of such series delivered to the Company and the predecessor Trustee, the successor Trustee so appointed will, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of the Indenture, become the successor Trustee with respect to such series and supersede the successor Trustee appointed by the Company with respect to such series. If no successor Trustee with respect to such series has been so appointed by the Company or the Holders of such series and accepted appointment in the manner required by the Indenture, any Holder who has been a Holder of a Senior Debt Security of that series for at least six months may, on behalf of itself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to such series.

  The Company will give notice of each resignation and each removal of the Trustee with respect to the Senior Debt Securities of any series and each appointment of a successor Trustee with respect to the Senior Debt Securities of any series by mailing written notice of such event by first-class mail, postage prepaid, to the Holders of Senior Debt Securities of that series as their names and addresses appear in the Security Register. Each notice shall include the name of the successor Trustee with respect to the Senior Debt Securities of such series and the address of its Corporate Trust Office.

CONCERNING THE TRUSTEE

  Chase Bank of Texas, N.A. is the Trustee under the Indenture. The Trustee is not the trustee under any other indenture pursuant to which securities of the Company are outstanding. The Company maintains banking relationships with the Trustee and with an affiliate of the Trustee in the ordinary course of business, and such affiliate of the Trustee is the agent for a syndicated group of banks, which includes the Trustee, that has extended a $100 million revolving line of credit to the Company.

EVENTS OF DEFAULT

  The Indenture defines an Event of Default with respect to the Senior Debt Securities of any series as: (a) default in payment of principal (or premium, if any) of any Senior Debt Security of that series when due and payable, at its Maturity or otherwise; (b) default in payment of any interest on any Senior Debt Security of that series when due and payable, and continuance of such default for a period of 30 days; (c) default in the deposit of any sinking fund payment, when and as due by the terms of a Senior Debt Security of that series; (d) default in the performance, or breach, of any covenant or warranty of the Company in the Indenture (other than certain covenants or warranties) and continuance of such default or breach by the Company for 60 days after due notice in the performance of any covenants or warranties in the Indenture; (e) certain events of bankruptcy, insolvency or reorganization of the Company; (f) prior to the Release Date, a "default" under the Mortgage Indenture has occurred and is continuing; and (g) acceleration of any Indebtedness (including Senior Debt Securities of any other series) of the Company in an aggregate principal amount exceeding $10 million.

  The Indenture provides that, if any Event of Default with respect to Senior Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Senior Debt Securities of that series may, by notice as provided in the

Indenture, declare the aggregate principal amount, together with all accrued and unpaid interest thereon, of all Senior Debt Securities of that series to be due and payable immediately upon notice in writing to the Company (and to the Trustee if given by Holders), but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest on the Senior Debt Securities and certain other specified defaults) may be waived by the Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities of that series on behalf of the Holders of all Senior Debt Securities of such series, except that upon the occurrence of certain bankruptcy Events of Default, such principal and interest shall become immediately payable without any such declaration.

  The Indenture provides that the Trustee will, within 90 days after the Trustee has received written notice of a default with respect to Senior Debt Securities of any series at the time Outstanding, give to the Holders of the Outstanding Senior Debt Securities of such series, notice of such default known to it if uncured or not waived, provided that, except in the case of default in the payment of principal of (or premium, if any) or interest on any such Senior Debt Securities, the Trustee will be protected in withholding of such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of the Outstanding Senior Debt Securities of such series; and, provided further, that such notice shall not be given until 30 days after the occurrence of a "Default" specified in clause
(d) of "Event of Default" above. The term "Default" for the purpose only of this provision means any event which is, or after notice or lapse of time or both would become, an Event of Default.

  The Holders of a majority in aggregate principal amount of the outstanding Senior Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Senior Debt Securities of such series; provided that (a) the Trustee will have the right to decline to follow any such direction if the Trustee, being advised by counsel, determines that the action so directed may not lawfully be taken or would conflict with the Indenture; (b) the Trustee will have the right to decline to follow such direction if the Trustee in good faith determines that the proceedings so directed would involve it in personal liability or be unjustly prejudicial to the Holders not taking part in such direction; (c) such direction will be presented by such Holders to the Trustee in a timely manner; (d) such direction will not be in conflict with any rule of law or with the Indenture; and (e) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

  The Indenture includes a covenant that the Company will file at least annually with the Trustee a certificate of no Default, or specifying any Default that exists.

DISCHARGE; DEFEASANCE

  The Indenture provides that the Company, at its option (to the extent provided), (a) will be discharged from any and all obligations with respect to the Senior Debt Securities (except for certain obligations, including registering the transfer or exchange of the Senior Debt Securities, replacing stolen, lost or mutilated Senior Debt Securities, maintaining paying agencies and holding monies for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture (and the occurrence of certain Events of Default with respect to such restrictive covenants), upon the deposit with the Trustee (and in the case of a defeasance, 91 days after such deposit), in trust, of money, or U.S. Government Obligations, or a combination thereof, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of and interest on the Senior Debt Securities on the date such payments are due in accordance with the terms of the Senior Debt Securities to their stated maturities. Upon such defeasance and discharge, the Trustee will deliver to the Company for cancellation all Senior Note Mortgage Bonds securing such Senior Debt Securities, after which time such Senior Debt Securities will no longer be secured by Senior Note Mortgage Bonds. To exercise any such option, the Company is required to meet certain conditions, including delivering to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the Holders of the Senior Debt Securities to recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance, and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur.

MODIFICATION OF THE INDENTURE

  The Indenture permits the Company and the Trustee to execute supplemental indentures that add, change or eliminate provisions of the Indenture or modify the rights of the Holders of Outstanding Senior Debt Securities. Such execution may be without the consent of the Holders of the Senior Debt Securities in some cases and in others with the consent of the Holders of at least a majority in principal amount of Outstanding Senior Debt Securities of each series of Senior Debt Securities affected by the supplemental indenture. No such supplemental indenture, however, may, without the consent of Holders of 100% in Principal Amount of Outstanding Senior Debt Securities of each series affected thereby (a) change the Stated Maturity of any Senior Debt Security, (b) reduce the principal amount of, or the rate of interest on, any Senior Debt Security, (c) change the place or currency of payment on any Senior Debt Security, (d) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof, (e) prior to the Release Date, impair the interest of the Trustee in the Senior Note Mortgage Bonds, (f) reduce the stated percentage of Outstanding Senior Debt Securities necessary to modify or amend the Indenture or related documents, or
(g) reduce the percentage of aggregate principal amount of Outstanding Senior Debt Securities necessary for waiver of compliance with certain provisions of the Indenture or for the waiver of certain covenants and defaults.

OUTSTANDING SECURITIES

  The Indenture provides that Senior Debt Securities owned by the Company or any of its affiliates shall not be deemed to be Outstanding when determining whether the Holders of the requisite principal amount of Outstanding Senior Debt Securities have given any request, demand, authorization, direction, notice consent or waiver under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Indenture provides that the Company may, without the consent of the Holders of any of the Outstanding Senior Debt Securities under the Indenture, consolidate with or merge with or into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any Person, provided that: (i) the successor is a corporation organized under the laws of the United States, any state thereof or the District of Columbia;
(ii) the successor corporation, if other than the Company, assumes the Company's obligations on the Senior Debt Securities and under the Indenture,
(iii) if prior to the Release Date, the successor corporation assumes the Company's obligations on the Senior Note Mortgage Bonds and under the Mortgage Indenture; (iv) after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing; (v) if the Company's assets would become subject to a lien not permitted by the Indenture, the Senior Debt Securities are secured equally and ratably with all Indebtedness secured thereby; and (vi) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation, merger, conveyance, transfer and lease and such supplemental indenture comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

CERTAIN DEFINITIONS

  "Attributable Value" in respect of any Sale and Leaseback Transaction means, as of the time of determination, the lesser of (i) the sale price of the property so leased multiplied by a fraction the numerator of which is the remaining portion of the base term of the lease included in such Sale and Leaseback Transaction and the denominator of which is the base term of such lease, and (ii) the total obligation (discounted to present value at the rate of interest specified by the terms of such lease) of the lessee for rental payments (other than amounts required to be paid on account of property taxes as well as maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the base term of the lease included in such Sale and Leaseback Transaction.

  "Consolidated Capitalization" of the Company means consolidated total assets less consolidated non-interest bearing current liabilities, all as shown by a consolidated balance sheet of the Company and all Subsidiaries prepared in accordance with generally accepted accounting principles at the date of such balance sheet.

  "Funded Indebtedness" means notes, bonds, debentures or other similar evidences of Indebtedness which by its terms matures at or is extendible or renewable at the option of the obligor to a date more than 12 months after the date of the creation of such Indebtedness.

  "Indebtedness" means, with respect to any Person (without duplication), (a) any liability of such Person (1) for borrowed money or under any reimbursement obligation relating to a letter of credit, financial bond or similar instrument or agreement, (2) evidenced by a bond, note, debenture or similar instrument or agreement (including a purchase money obligation) given in connection with the acquisition of any business, properties or assets of any kind (other than a trade payable or a current liability arising in the ordinary course of business or a performance bond or similar obligation), (3) for the payment of money relating to any obligations under any capital lease of real or personal property or (4) any agreement or instrument in respect of an interest rate or currency swap, exchange or hedging transaction or other financial derivatives transaction; (b) any liability of others described in the preceding clause (a) that the Person has guaranteed or that is otherwise its legal liability; and (c) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) and (b) above. For the purpose of determining any particular amount of Indebtedness under this definition, guarantees of (or obligations with respect to letters of credit or financial bonds supporting) Indebtedness otherwise included in the determination of such amount shall not be included.

  "Lien" means, with respect to any Property, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or other security arrangement of any kind or nature whatsoever on or with respect to such Property (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

  "Net Tangible Assets" means the amount shown as total assets on the consolidated balance sheet of the Company prepared in accordance with generally accepted accounting principles on the date of such balance sheet, less the following: (i) intangible assets including, but without limitation, such items as goodwill, trademarks, tradenames, patents and unamortized debt discount and expense and other regulatory assets carried as an asset on the balance sheet; and (ii) appropriate adjustments, if any, on account of minority interests.

  "Outstanding," when used with respect to Senior Debt Securities of any series, means, as of the date of determination, all such Senior Debt Securities theretofore authenticated and delivered under this Indenture, except:

  (a)such Senior Debt Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

  (b)such Senior Debt Securities for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Senior Debt Securities; provided that, if such Senior Debt Securities are to be redeemed, notice of such redemption has been duly given pursuant to the Indenture of provision therefor satisfactory to the Trustee has been made;

  (c)Senior Debt Securities as to which Defeasance has been effected pursuant to the Indenture; and

  (d)such Senior Debt Securities in exchange for or in lieu of which other Senior Debt Securities have been authenticated and delivered pursuant to the Indenture, or which shall have been paid in accordance with the provisions of the Indenture governing mutilated, destroyed, lost or stolen Senior Debt Securities (except with respect to any such Senior Debt Security as to which proof satisfactory to the Trustee is presented that such Senior Debt Security is held by a Person in whose hands such Senior Debt Security is a legal, valid and binding obligation of the Company).

  "Person" means any individual, corporation, partnership, joint venture, association, company, trust, unincorporated organization or government or any agency or political subdivision thereof.

  "Property" of any Person means all such Person's (i) property and assets and
(ii) rights to and interests in all property and assets.

  "Sale and Lease-Back Transaction" means any arrangement with any Person, providing for the leasing by the Company or a Subsidiary for a period, including renewals, in excess of three years of any Property which has been or is to be sold or transferred by the Company or any Subsidiary to such Person.

  "Subsidiary" means any corporation or other business entity of which the Company owns or controls (either directly or through one or more other Subsidiaries) more than 50% of the issued share capital or other ownership interests, in each case having ordinary voting power to elect or appoint directors, managers or trustees of such corporation or other business entity (whether or not capital stock or other ownership interests or any other class or classes shall or might have voting power upon the occurrence of any contingency).

  "U.S. Government Obligations" means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof or any other Person, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any obligation or a specific payment of principal of or interest on any such obligation held by such custodian for the account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the obligation or the specific payment of principal of or interest on the obligation evidenced by such depository receipt.

BOOK-ENTRY SECURITIES

  Each series of Senior Debt Securities may be issued in the form of one or more global notes (the "Global Securities") representing all or part of such series of Senior Debt Securities and which will be deposited with or on behalf of The Depository Trust Company as depositary (the "Depositary") and registered in the name of the Depositary or nominee of the Depositary. Certificated Senior Debt Securities will not be exchangeable for Global Securities and, except under the circumstances described below, the Global Securities will not be exchangeable for certificated Senior Debt Securities.

  The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange Inc. and the National Association of Securities Dealers, Inc. Access to The Depository Trust Company system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The rules applicable to the Depositary and its Participants are on file with the Commission.

  Upon the issuance of the Global Securities in registered form, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Senior Debt Securities represented by the Global Securities to the accounts of Participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Global Securities will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests by Participants in the Global Securities will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee. Ownership of beneficial interests in the Global Securities by persons that hold through Participants will be shown on, and the transfer of that ownership interest within such Participant will be effected only through, records maintained by such Participant. Owners of beneficial interests in the Global Securities will not receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the Participants through which they purchased beneficial interests in the Global Securities. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Securities.

  So long as the Depositary, or its nominee, is the registered owner of the Global Securities, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Senior Debt Securities represented by the Global Securities for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Securities will not be entitled to have Senior Debt Securities registered in their names, will not receive or be entitled to receive physical delivery of the Senior Debt Securities in definitive form and will not be considered the owner or Holders thereof under the Indenture.

  Payment of principal of, premium, if any, and any interest on the Senior Debt Securities will be made to the Depositary or its nominee, as the case may be, as the registered owner or the Holder of the Global Securities representing the Senior Debt Securities. None of the Company, the Trustee, any Paying Agent or the registrar for the Senior Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Depositary has advised the Company that, upon receipt of any payment of principal, premium or interest in respect of the Global Securities, the Depositary will credit immediately Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Securities as shown on the records of the Depositary. The Company also expects that payments by Participants to owners of beneficial interests in the Global Securities held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participants.

  The Global Securities may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor. If the Depositary is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within ninety days, the Company will issue certificated notes in definitive registered form in exchange for the Global Securities representing the Senior Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Senior Debt Securities in registered form represented by one or more Global Securities and, in such event, will issue certificated notes in definitive form in exchange for the Global Securities representing the Senior Debt Securities. In any such instance, an owner of a beneficial interest in the Global Securities will be entitled to physical delivery in definitive form of certificated Senior Debt Securities represented by the Global Securities equal in principal amount to such beneficial interest and to have such certificated notes registered in its name.

  Management of the Depositary is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter "Year 2000 problems." The Depositary has informed its Participants and other members of the financial community (the "Industry") that is has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and interest payments) to securityholders, book-entry deliveries, and settlement of trades within the Depositary (the "Depositary Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, the Depositary's plan includes a testing phase, which is expected to be completed within appropriate time frames.

  However, the Depositary's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom the Depositary licenses software and hardware, and third party vendors on whom the Depositary relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. The Depositary has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom the Depositary acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant; and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, the Depositary is in the process of developing such contingency plans as it deems appropriate.

  According to the Depositary, the foregoing information with respect to the Depositary has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

                    DESCRIPTION OF THE FIRST MORTGAGE BONDS

  First Mortgage Bonds, including any series of Senior Note Mortgage Bonds issued as security for the Senior Debt Securities, will be issued in one or more series under the Company's Mortgage Indenture.

  The following summaries of certain provisions of the First Mortgage Bonds and the Mortgage Indenture do not purport to be complete and are subject to, and are qualified in their entirety by express reference to, all the provisions of the Mortgage Indenture, including the definitions therein of certain terms. Certain capitalized terms herein are defined in the Mortgage Indenture.

REDEMPTION AND IMPROVEMENT FUND

  Redemption provisions, if any, for each series of Senior Note Mortgage Bonds will be described in the Prospectus Supplement relating thereto. Except as provided below, the First Mortgage Bonds outstanding on the date of the Indenture may not be redeemed at the option of the Company prior to maturity. Under the Mortgage Indenture, the First Mortgage Bonds may be redeemed by application of cash deposited with the Mortgage Trustee in connection with the taking, purchase or sale of mortgage property, by or pursuant to the direction of a municipal or governmental body.

  As an Improvement Fund, the Company must pay to the Mortgage Trustee on or before May 1, in each year, cash equal to the amount of the Minimum Provision for Depreciation for the preceding calendar year (i.e., as to each full calendar month included in such period the greater of (1) the amount recorded on the books of the Company during such calendar month as charged to income for depreciation of Public Utility Property or (2) 1/12 of 2% of the Book Cost of Depreciable Public Utility Property at the beginning of such calendar month), less credits consisting of (i) Available Additions, (ii) bonds of any series (taken at principal amount) available as the basis for the issue of First Mortgage Bonds under the Mortgage Indenture, and/or (iii) appropriations required for prior lien improvement funds and improvements and/or additions to Public Utility Property which is subject to Prior Liens, not previously used under such Prior Liens. First Mortgage Bonds used as a credit as aforesaid (or retired by the application of cash in the Improvement Fund) may be reinstated by using credits of the character referred to in (i) and (ii) above or by the deposit of cash. Cash in the Improvement Fund may be withdrawn by using credits of the character referred to in (i) and (ii) above or may be applied to the retirement of First Mortgage Bonds of any series. Cash held in such fund may not be applied to the redemption of the First Mortgage Bonds.

  The First Mortgage Bonds are not subject to any sinking or additions fund.

KIND AND PRIORITY OF LIEN

  The Senior Note Mortgage Bonds will be secured equally and ratably with all First Mortgage Bonds of other series by the first lien of the Mortgage Indenture on Public Utility Property and other property owned by the Company (but not its Subsidiaries), which includes substantially all the permanent physical properties and franchises of the Company (except as stated below), subject, however, to Permitted Encumbrances and minor exceptions. The Mortgage Indenture requires that there shall be subjected to the lien thereof all after-acquired property (except as to property of the character expressly excepted and subject to certain limitations in cases of mergers and consolidations), subject, however, to Permitted Encumbrances and Prior Liens. Prior Liens may consist only of existing liens or purchase money liens on after-acquired property, and the principal amount of all such liens may not exceed 10% of the principal amount of the outstanding First Mortgage Bonds.

  There are excepted from the lien of the Mortgage Indenture bills, notes, accounts receivable, cash, contracts, shares of stock, bonds, evidences of indebtedness and other securities, and all other choses in action, unless specifically mortgaged and pledged or expressly required so to be; goods, merchandise and appliances held for sale; materials and supplies; automobiles and trucks and similar equipment; oil, coal and other minerals (other than gas) underlying mortgaged lands; oil properties, oil leases and royalties and income therefrom and rights under oil and gas leases to explore for and produce oil; property used principally in the oil business; office equipment; and all other after-acquired property which is not Public Utility Property. While wholly-owned subsidiaries of the Company own interests in Unit 1 or Unit 2 of TNP One, the interests owned by such subsidiaries will not be subject to the lien of the Mortgage Indenture.

REPORTS

  The Mortgage Indenture requires periodic inspections and reports to the Mortgage Trustee by an independent engineer as to maintenance. A certificate of the Company as to absence of default is required to be furnished to the Mortgage Trustee annually.

ISSUANCE OF ADDITIONAL BONDS AND WITHDRAWAL OF CASH DEPOSITED AGAINST SUCH ISSUANCE

  The aggregate principal amount of First Mortgage Bonds which may be issued under the Mortgage Indenture is unlimited. First Mortgage Bonds of any series may be issued from time to time on the basis of (1) 60% of the amount of Available Additions, (2) the deposit of cash, and (3) First Mortgage Bonds of any series paid, redeemed or otherwise retired (or for whose payment or redemption cash has been deposited with the Mortgage Trustee) other than First Mortgage Bonds the retirement of which has previously been made the basis for the issuance of additional First Mortgage Bonds or the withdrawal of cash or First Mortgage Bonds retired through the operation of any sinking, improvement or analogous fund to the extent that the terms of any such fund preclude such use.

  With certain exceptions in the case of (3) above, additional First Mortgage Bonds may not be issued under the Mortgage Indenture unless Net Earnings Available for Interest of the Company for 12 consecutive months out of the preceding 15 months are at least two times the aggregate amount of annual Interest Charges on Bonded Indebtedness which gives effect to the interest on the additional First Mortgage Bonds to be issued (the "Interest Coverage Ratio"). Based upon this requirement and assuming an interest rate of 9.0%, at November 30, 1998, the Company could have issued $267 million of First Mortgage Bonds. The amount of First Mortgage Bonds that the Company could issue as of September 30, 1998, based on Available Additions, was less than $1 million.

  Cash deposited with the Mortgage Trustee pursuant to (2) above may be withdrawn to the extent of 60% of Available Additions and 100% of First Mortgage Bonds retired and not previously used exclusive of First Mortgage Bonds retired through sinking fund operations, to the extent the Mortgage Indenture precludes such use of First Mortgage Bonds, or through the Improvement Fund.

RESTRICTIONS ON DECLARATION OF DIVIDENDS

  The Mortgage Indenture provides that, so long as any First Mortgage Bonds of Series U remain outstanding, the Company is prohibited from declaring dividends on any shares of its common stock (other than dividends payable solely in common stock of the Company), or making any payment on account of the purchase, redemption, or other retirement of any shares of any class of its stock (other than pursuant to any sinking, purchase or analogous fund for its preferred stock) or, directly or indirectly, making any other distribution in respect thereof (other than cash dividends on its preferred stock), unless such dividends on common stock ("Stock Payments") are declared to be payable not more than ninety days after the date of declaration, and unless, at the date of such declaration of dividends on common stock or the date of such payment or distribution (after giving effect, as if paid, to the proposed Stock Payment), the sum of $1.5 million, plus (or minus, in the case of a deficit) the net income of the Company computed for the period from December 31, 1969, to and including the date of declaration (in the case of dividends on common stock) or the making of such proposed Stock Payment, is greater than the sum of the aggregate of all Stock Payments declared or made during such period plus the aggregate amount of all cash dividends on, and payments pursuant to any sinking, purchase or analogous fund for, preferred stock of the Company declared or made during such period. At September 30, 1998, pursuant to the terms of the Mortgage Indenture, approximately $9.5 million of the Company's $69 million of retained earnings at such date was restricted.

MODIFICATION OF BONDHOLDERS' RIGHTS

  The rights of the bondholders may be modified with the consent of the holders of 75% of the First Mortgage Bonds, including not less than 60% of each series affected. In general, no modification of the terms of maturity or payment of principal, premium or interest is effective against any bondholder without his consent.

THE MORTGAGE TRUSTEE

  The holders of a majority in principal amount of the First Mortgage Bonds outstanding may require the Mortgage Trustee to enforce the Mortgage Indenture, but the Mortgage Trustee is not required to expend its own funds or incur liability if it has reasonable grounds to believe that repayment of such funds or liability is not reasonably assured.

  No holder of any First Mortgage Bond has the right to institute suit to enforce the Mortgage Indenture (other than with respect to the unconditional obligation of the Company to pay the principal of, and interest accrued on, First Mortgage Bonds to the holders thereof) unless the holders of at least 25% in principal amount of the First Mortgage Bonds outstanding shall have filed a request with the Mortgage Trustee for it to institute such action, together with an offer of adequate security and indemnity.

DEFAULTS

  An Event of Default is defined in the Mortgage Indenture as (a) failure to pay principal or premium when due, (b) failure to pay interest for 30 days after becoming due, (c) failure to discharge or satisfy any sinking or improvement fund obligation when due, (d) failure to observe (i) the 10% restriction on Prior Lien Indebtedness, (ii) certain restrictions on the payment of dividends, (iii) the covenants as to sale, merger or lease, or (iv) the provisions as to investment of certain trust funds, (e) failure to perform or observe other covenants, agreements or conditions for 60 days after notice,
(f) entry of an order for reorganization or appointment of a trustee or receiver and continuance of such order or appointment, unstayed, for 60 days,
(g) certain adjudications, petitions or consents in bankruptcy, insolvency or reorganization proceedings, and (h) rendering of a judgment in excess of $100,000 and its continuance unsatisfied for 60 days after any stay of execution thereon has been terminated.

  Upon the occurrence of an Event of Default and until it shall have been remedied, the Mortgage Trustee or the holders of not less than 25% in principal amount of the First Mortgage Bonds outstanding may declare the principal of, and interest accrued on, all First Mortgage Bonds to be due and payable immediately.

                             PLAN OF DISTRIBUTION

  The Company may sell any series of the Senior Debt Securities (i) to or through underwriters; (ii) to or through dealers; or (iii) directly to purchasers. A Prospectus Supplement will set forth the terms of the offering of each series of the Senior Debt Securities, including the name or names of any underwriters or dealers, the purchase price of such Senior Debt Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Senior Debt Securities may be listed. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only firms named in the Prospectus Supplement or a related pricing supplement, if applicable, will be deemed to be underwriters or dealers in connection with the Senior Debt Securities offered thereby.

  If underwriters are used in the sale, the Senior Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Senior Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Senior Debt Securities will be named in the Prospectus relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Senior Debt Securities offered thereby will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such Senior Debt Securities if any are purchased.

  The Senior Debt Securities may be sold directly by the Company to investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

  If so indicated in the Prospectus Supplement, the Company will authorize underwriters or dealers to solicit offers from certain types of institutions to purchase the Senior Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

  Underwriters and dealers may be entitled under agreements entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters or dealers may be required to make in respect thereof. Underwriters and dealers may engage in transactions with, or perform services for the Company in the ordinary course of business.

  The Senior Debt Securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for any series of the Senior Debt Securities.

                            VALIDITY OF SECURITIES

  The validity of the Senior Debt Securities offered hereby and the Indenture will be passed upon for the Company by Michael D. Blanchard, Vice President and General Counsel of the Company and by Haynes and Boone, LLP, Fort Worth, Texas. Certain other matters will be passed upon for the Company by Haynes and Boone, LLP. Certain legal matters in connection with the offering will be passed upon for any underwriters by Milbank, Tweed, Hadley & McCloy, New York, New York. All matters pertaining to local laws in connection with the issuance of the Senior Debt Securities offered hereby will be passed upon only by Haynes and Boone, LLP as to Texas law, and Rubin, Katz, Salazar, Alley & Rouse, Santa Fe, New Mexico, as to New Mexico law.

                                    EXPERTS

  The consolidated financial statements of Texas-New Mexico Power Company as of and for the year ended December 31, 1997, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of Arthur Andersen LLP, independent public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Texas-New Mexico Power Company as of December 31, 1996 and 1995, and for each of the years in the two-year period ended December 31, 1996, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The report of KPMG Peat Marwick LLP covering the Company's consolidated financial statements refers to a change in the method of accounting for operating revenues in 1995.

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JANUARY   , 1999

                        TEXAS-NEW MEXICO POWER COMPANY

                                 $175,000,000
                            % SENIOR NOTES DUE 2009

                  ------------------------------------------

                             PROSPECTUS SUPPLEMENT

                  ------------------------------------------

                         DONALDSON, LUFKIN & JENRETTE

                            WARBURG DILLON READ LLC

                            CHASE SECURITIES, INC.

                      FIRST CHICAGO CAPITAL MARKETS, INC.

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                            LEGG MASON WOOD WALKER
                                 INCORPORATED

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WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU
WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS SUPPLE-MENT AND THE PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECU-RITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURIS-DICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALES MADE HEREUNDER AF-TER THE DATE OF THIS PROSPECTUS SUPPLEMENT OR THE DATE OF THE PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN OR THE AFFAIRS OF THE COMPANY HAVE NOT CHANGED SINCE THE DATE HEREOF OR THEREOF.
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